                                                       AMEX: REX
                                                                               TSX: VIR
ViRexx Medical Corp.                                                                                                                                                  For Immediate Release

VIREXX RECEIVES DELISTING NOTIFICATION FROM AMEX REGARDING NON-COMPLIANCE WITH LISTING STANDARDS

EDMONTON, ALBERTA – August 28, 2008 – ViRexx Medical Corp. (TSX:VIR, AMEX:REX), a company focused on developing innovative-targeted therapeutic products that offer better quality of life and a renewed hope for living.  Its platform technologies include product candidates for the treatment of Hepatitis B, Hepatitis C, avian influenza viral infections, biodefence and nanoparticle applications, select solid tumors and late-stage ovarian cancer, received notification from the American Stock Exchange (“AMEX” or “Exchange”) that the Company’s plan to regain compliance with ongoing listing standards of the AMEX was not accepted and intends to initiate the delisting process unless the Company submits an appeal by August 29, 2008.

Since submitting the plan, the Company has also fallen out of compliance with an additional listing standard.  Specifically, the Company is not in compliance with Section 1003(f)(iv) of the Company Guide which states that the Exchange will normally consider suspending dealings in or removing from the list, a company that fails or refuses to pay, when due, any applicable listing fees established by the Exchange.  The Company satisfied its outstanding balance payable to the Exchange for listing fees on August 28, 2008.

On May 6, 2008, the Company received notification from the AMEX that it was no longer in compliance with certain of the AMEX’s continued listing standards set forth in Part 10 of the AMEX Company Guide (“Company Guide”) and the Company has therefore become subject to the procedures and requirements of  Section 1009 of the Company Guide.

Specifically, the Company is not in compliance with Section 1003(a)(i) of the Company Guide with stockholders’ equity of less than $2,000,000 and losses from continuing operations and/or net losses in two out of its three most recent fiscal years, Section 1003(a)(ii) of the Company Guide with stockholders’ equity of less than $4,000,000 and losses from continuing operations and/or net losses in three out of its four most recent fiscal years, Section 1003(a)(iii) of the Company Guide with stockholders’ equity of less than $6,000,000 and losses from continuing operations and/or net losses in its five most recent fiscal years, and Section 1003(a)(iv) of the Company Guide in that it has sustained losses which are so substantial in relation to its overall operations or its existing financial resources, or its financial condition has become so impaired that it appears questionable, in the opinion of the AMEX, as to whether such company will be able to continue operations and/or meet its obligations as they mature.

In order to maintain its AMEX listing, the Company submitted a plan to the AMEX addressing how it intends to regain compliance with Section 1003(a)(iv) of the Company Guide by November 6, 2008 and Sections 1003(a)(i), (ii), (iii) of the Company Guide by November 6, 2009 .

The Company has submitted an application for appeal prior to the August 29, 2008 deadline.

About ViRexx Medical Corp.
ViRexx is a Canadian-based development-stage biotech company focused on developing innovative-targeted therapeutic products that offer better quality of life and a renewed hope for living.  Our platform technologies include product candidates for the treatment of Hepatitis B, Hepatitis C, avian influenza viral infections, biodefence and nanoparticle applications, select solid tumors and late-stage ovarian cancer. For additional information about ViRexx, please see www.virexx.com.

THE TSX HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:

Darrell Elliott Chairman and Chief Executive Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 investor@virexx.com	Brent Johnston Chief Financial Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 investor@virexx.com